SOCIAL MEDIA COMMITTEE CHARTER

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Adopted by Electrameccanica Vehicles Corp. Board of Directors on this ____ day of December 2017.

CHARTER FOR THE SOCIAL MEDIA COMMITTEE OF THE BOARD OF DIRECTORS
OF ELECTRAMECCANICA VEHICLES CORP.

A.
PURPOSE

The Social Media Committee (SMC) oversees the social media strategy initiatives for Electrameccanica Vehicles Corp. pursuant to Regulation FD. Members of the SMC are appointed by ECCTF Board of Directors Nominating Committee and are accountable to the Board of Directors. The committee will:

1.
Provide compliant Regulation FD strategic leadership for social media through the alignment of social media strategies and activities with enterprise strategic objectives and processes.

2.
Establish and maintain corporate policies with respect to use of social media for both process-driven social engagements, as well as for use of social media by employees for participating in social conversations (e.g. blogging and Tweeting by subject matter experts).

3.
Prioritize social media initiatives and deliver final approvals and recommendations on proceeding with proposed social media projects, including process, technology, and organizational projects.

4.
Ensure open communication between the social media department and the other functional units of Electrameccanica Vehicles Corp. to promote collaborative strategies, planning, and implementation.

The SMC is not responsible in any way for the social media unit’s operating budget and social media unit staff. Day-to-day operations of the social media unit are expected to be influenced by decisions made by the SMC, but are not to be directly carried out by the committee. The SMC will not advise social media unit staff to make any decisions or take any action which violates enterprise policies or regulations.

B.
AGENDA - ONGOING

The agenda of a typical SMC meeting will include the following items:

1.
Review major projects (process, technology and organizational) in progress and discuss concerns (i.e. status and issues).
2.
Review and set disposition for new project proposals (i.e. approve, decline, or defer).
3.
Review any changes in social media/business strategies and policies.
4.
Review the project priority list to consider adjustments.

C.
MEMBERSHIP

1.
The Committee shall consist of not fewer than three directors with a majority being Independent Directors, as shall otherwise be deemed to be “independent directors” as defined in Rule 5605 (e)(2) of the NASDAQ OMX Group Company Guide;

2.
All members of the Committee shall have a working familiarity with basic board and corporate governance, human resources, Social Media, PR/Corporate Communications, and Ad-hoc members, as required, who are experts on aspects of social media, such as compliance or legal department;

3.
Members of the Committee shall be appointed by the Board and shall serve at the pleasure of the Board. If a chairman is not appointed by the Board, the members of the Committee will select its chairman (the “Chairman”);

All permanent members of the SMC should be very familiar with the social media unit policies (Regulation FD), procedures, and practices, and will undergo internal training to prepare them for their roles. Additionally, all permanent members should have the authority to make decisions and take actions on behalf of the business unit they represent.

If any member is unable to attend most SMC meetings, then the committee chair will designate a replacement. If the SMC chair is unable to attend most SMC meetings, then the committee itself will designate a replacement.

D.
MANDATE

a)
The SMC chair will be appointed by the ECCTF Board of Directors Nomination Committee.

b)
The SMC shall meet on a Quarterly basis. These meetings will be scheduled by the SMC chair or designated proxy.

c)
Comprehensive and explicit social media acceptable use policies are to be developed by the legal, HR, and social media units. These policies are to be applicable across all departments within the enterprise, for both process-driven social engagement as well as use of social media by employees for social conversation participation, such as blogging or Tweeting by subject matter experts.

d)
All proposals must follow a specific business case methodology as mandated by the SMC. This methodology includes clear definitions of business and social media measures as well as benchmarks of progress.

e)
Electronic copies of all proposals must be submitted to the SMC chair by the sponsoring business unit at least 1 business days in advance of the SMC meeting.

f)
Copies of all project proposals to be reviewed by the SMC will be sent by the committee chair to the rest of the committee members at least 1 business days in advance of the meeting.

g)
Approval for all projects will be reached through a majority vote of the SMC. The vote will be administered by the SMC chair. Each member of the committee shall be entitled to one vote.

h)
SMC has the authority to reject any proposal which it deems not to have made a sufficient case or which does not significantly contribute to the strategic social media goals of Electrameccanica Vehicles Corp.

i)
Approved technology projects will be coordinated with the IT Steering Committee, if one exists.

j)
At each meeting, the committee will receive progress reports on all previously approved proposals. The SMC can recommend the termination of any project which is not meeting its projected goals.

k)
Each year, the SMC will provide the ECCTF Board of Directors with a report that reviews project progress for the previous fiscal year and set a priority list of projects for the coming fiscal year.

EVALUATION OF THE COMMITTEE’S PERFORMANCE

The Committee shall, on an annual basis, evaluate its performance under this Charter. The Committee shall address all matters that the Committee considers relevant to its performance. The Committee shall deliver a report setting forth the results of its evaluation, including any recommended amendments to this Charter and any recommended changes to the Board’s or the Corporation’s policies or procedures.

COMMITTEE RESOURCES

The Committee may conduct or authorize investigations into or studies of matters within the Committee’s scope of responsibilities, and may retain, at the Corporation’s expense, such independent counsel, or other advisors as it deems necessary. The Committee shall have the sole authority to retain or terminate any search firm to be used to identify director candidates, including sole authority to approve the search firm’s fees and other retention terms, and such related fees are to be borne by the Corporation.

REPORTS:

The Committee will record its summaries of recommendations to the Board in written form, which will be incorporated as a part of the minutes of the meeting of the Board at which those recommendations are presented.

MINUTES:

The Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board.

NON-EXHAUSTIVE LIST

The foregoing list of duties is not exhaustive, and the Board Chair may, in addition, perform such other functions as may be necessary or appropriate in the circumstances. The Board Chair shall have the power to delegate his or her authority and duties to a Committee of the Board or an individual member of the Board as he or she considers appropriate.